Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911
January 17, 2006
Mr. George F. Ohsiek, Jr.
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fisher Scientific International Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 1-10920
Dear Mr. Ohsiek:
This letter sets forth the response of Fisher Scientific International Inc. (the “Company”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 3, 2006 relating to the Form 10-K for Fiscal Year Ended December 31, 2004, file number 1-10920 of the Company, filed with the Commission on March 16, 2005.

Form 10-K for Fiscal Year Ended December 31, 2004
1.	Please disclose your product sales and cost of sales separately from your service revenue and cost of service revenue. See Rule 5-03 of Regulation S-X.
Response to Comment 1
In response to the Staff’s comment, the Company advises the Staff that service revenue represented approximately 4% of the Company’s revenue for the fiscal year ended 2004 and the Company forecasts that service revenue will represent approximately 5% of our revenue for the fiscal year ended 2005. While it has been noted in Item 1. Business, in the Form 10-K for the fiscal year ended December 31, 2004, that the Company is expanding its portfolio of specialized services to meet market demands in the area of outsourced services, such service revenue and the associated cost of sales do not meet the 10 percent threshold set forth in Rule 5-03 of Regulation S-X for any of the three years in the period ended December 31, 2004. The Company will continue to monitor its service revenue and cost of service revenue to ensure compliance with Rule 5-03 of Regulation S-X.

2.	We note that you sell several types of products and services based on your discussion of products and services in Item 1. Business, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and the product line references on your website. Please provide the product line revenue disclosures required by Paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:
•	Laboratory Supplies, Chemicals & Equipment

•	Clinical Lab Instruments & Supplies

•	Diagnostic Kits & Controls

•	Personal Protection & Equipment

•	Organic & Custom Syntheses Products

•	Cell Culture Supplies & Protein Assay Kits and Reagents

•	Services & Support for Clinical Trials

•	Procurement Solutions

•	Service & Calibration of Instruments and Equipment

•	Design & Construction of Laboratory Workstations
If you believe that other categories are more appropriate, please advise.
Response to Comment 2
In response to the Staff’s comment, the Company advises the Staff that the Company discloses that it offers 600,000 products and services. This disclosure can been seen through references in the (i) Form 10-K — Item 1. Business; (ii) Form 10-K — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and (iii) references on its website. The products referenced in these disclosures and on the website represent representative product offerings associated with our wide variety of products and services, not product lines. The Company does not aggregate, track or review product line information or revenue on an enterprise-wide basis. The Company does track its revenues from sales of consumables and non-consumables. The Company has previously disclosed this percentage in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company will also disclose this grouping in its segment reporting footnote in its December 31, 2005 Form 10-K.

3.	Please tell us your basis in GAAP for recording amounts in accounts payable that we assume were for checks mailed at December 31, 2004 and 2003 that did not clear the bank. Tell us how your method is consistent with the principles of accrual accounting of recording the financial effects of transactions and other events and circumstances that have cash consequences for you in the periods in which those transactions, events, and circumstances occur rather than only in the periods in which cash is received or paid by you. Refer to paragraphs 134-152 of FASB Concept Statement 6 and SFAS 140.
Response to Comment 3
In response to the Staff’s comment, the Company notes that its policy is to reclassify amounts to accounts payable when it is in a book overdraft position, due to the fact that its banking arrangement does not provide for overdraft protection. The Company considers its accounting to be in accordance with FIN 39, “Offsetting of Amounts Related to Certain Contracts.”
The Company advises the Staff that effective with the filing of Form 10-Q for the six-month period ended June 30, 2005, the Company revised its accounting under its policy to reclassify the net negative book overdraft to accounts payable. The Company identified that part of the balance reclassified to accounts payable should not have been, as there were funds on deposit with the applicable bank. The Company performed a contemporaneous assessment of the materiality on prior quarterly and annual periods and concluded the difference in this application was not material. The Company supplementally advises the Staff that the impact to operating cash flows for the year ended December 31, 2004 was less than 2%.

As mandated by the Staff:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Kevin P. Clark, Vice President and Chief Financial Officer at (603) 929-2412 with any questions or comments you may have.
Sincerely,

cc:	Sarah McConnell, Esq. Fisher Scientific International Inc.